4/0-206A

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

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1 QUINTARA FUNDS
2 QUINTARA CAPITAL MANAGEMENT
3 THIRD AVENUE MANAGEMENT LLC
4 HARRIS ASSOCIATES LP
5 IRONWOOD CAPITAL MANAGEMENT LLC

APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940 GRANTING RELIEF FROM SECTION 205 OF THE ACT

Please send all communications, notices and orders to:

Matthew L. Sadler
Quintara Funds
Quintara Capital Management
157 Hagar Avenue
Piedmont, CA 94611

W. James Hall
General Counsel
Third Avenue Management LLC
767 Third Avenue, 5th Floor
New York, NY 10017-2023

Janet L. Reali
Vice President and General Counsel
Harris Associates LP
Two North LaSalle Street, Suite 500
Chicago, IL 60602-3790

Richard L. Droster
Executive Vice President
Ironwood Capital Management LLC
21 Custom House Street, Suite 240
Boston, MA 02110

Copies to:

Susan Hoaglund
Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, WI 53202

This document contains 57 pages.

Table of Contents

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF QUINTARA FUNDS QUINTARA CAPITAL MANAGEMENT THIRD AVENUE MANAGEMENT LLC HARRIS ASSOCIATES LP IRONWOOD CAPITAL MANAGEMENT LLC	APPLICATION PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM SECTION 205 OF THE ADVISERS ACT

This Application is being submitted to the Securities and Exchange Commission (the "Commission") on behalf of the applicants (the "Applicants") described below pursuant to Section 206A of the Investment Advisers Act of 1940, as amended (the "Advisers Act"). Applicants seek an order of exemption from the requirements of Section 205 of the Advisers Act to the extent necessary to permit the sub-advisers (the "Sub-Advisers") described below to receive a performance fee for their services to the Quintara Funds (the "Trust"). The Sub-Advisers include Third Avenue Management LLC, Harris Associates LP, Ironwood Capital Management LLC, and any future sub-advisers to the Trust. The Applicants are the Trust, Quintara Capital Management, and the Sub-Advisers.

Quintara Capital Management (the "Adviser") serves as the investment adviser to the Trust. Third Avenue Management LLC, Harris Associates LP, and Ironwood Capital Management LLC serve as sub-advisers to the Quintara Small Cap Value Fund (the "Fund"). The Adviser assigns to each Sub-Adviser a portion of the assets of the Fund for management by the Sub-Adviser (a "Sub-Adviser Portfolio" or "Portfolio"). Each Sub-Adviser is currently paid a base advisory fee, which is increased or decreased monthly depending on the investment performance of the Sub-Adviser's Portfolio relative to an index. Under the fee arrangement that is the subject of this Application, each Sub-Adviser would receive a base advisory fee. In addition, each eligible Sub-Adviser would receive a portion of a Sub-Advisory Incentive Compensation Pool ("ICP"). For a Sub-Adviser to be eligible for an ICP award, the Sub-Adviser's total rate of return net of expenses must exceed the return of its index. Moreover, its portion of the ICP depends upon the relative performance of the other Sub-Adviser Portfolios.

Applicants are seeking exemptive relief from Section 205 of the Advisers Act to the extent necessary to permit the payment of a fee from a Sub-Advisory Incentive Compensation Pool.

I. BACKGROUND

A. The Applicants.

1. **The Trust.** Quintara Funds is a Delaware trust and an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The Trust is a series company. Only one series of the Trust, the Quintara Small Cap Value Fund, has commenced operations.

2. **The Adviser.** Quintara Capital Management is a California corporation and an investment adviser registered under the Advisers Act. The Adviser has been retained to act as investment adviser to the Trust pursuant to an investment advisory agreement dated as of January 31, 2002, which permits the Adviser, subject to the supervision and direction of the Trust's Board of Trustees, to delegate certain of its duties under the advisory agreement to other investment sub-advisers.

3. **The Sub-Advisers.** Third Avenue Management LLC is a Delaware limited liability company and an investment adviser registered under the Advisers Act. Harris Associates LP is a Delaware limited partnership and an investment adviser registered under the Advisers Act. Ironwood Capital Management LLC is a Massachusetts limited liability company and an investment adviser registered under the Advisers Act. The Sub-Advisers are not affiliated with the Adviser or the Trust, except to the extent that such affiliation may exist by reason of a Sub-Adviser serving as an investment adviser to the Fund.

B. The Fund and the Sub-Adviser Portfolios.

The investment objective of the Fund is long-term capital appreciation. Under normal market conditions, the Fund seeks to meet its objective by investing primarily in equity securities selected according to a value style investment strategy.

The Adviser believes that it is possible to enhance shareholder value by using one or more sub-advisory firms, rather than a single firm, to manage various portions of the assets of the Fund. This "multi-manager approach" is designed to reduce the management risk inherent in individual security selection and to offer Fund shareholders access to the expertise of more than one manager by combining the skills of sub-advisers with complementary investment approaches. The Adviser recommended the Sub-Advisers to the Trust's Board and intends to recommend any future sub-advisers based upon the Adviser's evaluation of a sub-adviser's expertise and performance in managing the appropriate asset class. In addition, the Fund is designed to allow a Sub-Adviser to manage a portfolio with fewer securities than typically are held in many traditional mutual funds. This strategy allows the Sub-Advisers to place greater emphasis on those securities in which they have the most confidence. The investment styles and disciplines of the Sub-Advisers are intended to complement one another. In constructing and overseeing the entire portfolio of the Fund, the Adviser provides investment guidelines to a Sub-Adviser for a specific portion of a Fund's assets, which may be more restrictive than the investment guidelines of the Fund itself. The Adviser monitors the Sub-Advisers for adherence to the Fund's specific investment strategies and goals.

In managing its portion of the Fund, each Sub-Adviser acts for all practical purposes as though each were advising a separate investment company. For example, percentage limitations on investments are applied to each Portfolio without regard to the investments in other Portfolios. In addition, when a Sub-Adviser receives information about securities positions from the Trust or its custodian, it generally receives only information about the portion of the Fund assigned to it, and not about positions held in the Fund as a whole. Finally, each Sub-Adviser generally is responsible for preparing reports to the Trust and the Board only with respect to its discrete portion of the Fund.

C. <u>The Interim Fee Schedule.</u>

The Sub-Advisory Agreements between the Trust, the Adviser and each Sub-Adviser include an "interim fee schedule" under which each Sub-Adviser is entitled to receive an annual management fee, calculated daily and payable monthly, equal to the "Base Advisory Fee" below. The Base Advisory Fee varies depending on the asset level of the Sub-Adviser Portfolio as follows:

Portfolio Total Assets	Base Advisory Fee
First $30 Million in Assets	1.075%
Next $120 Million in Assets	0.925%
Assets above $150 Million	0.875%

This Base Advisory Fee is increased or decreased monthly (the "Monthly Sub-Advisory Fee Adjustment") depending on the investment performance of the Portfolio relative to the investment performance of the Russell 2000 Value Index. The Monthly Sub-Advisory Fee Adjustment depends on the percentage amount by which a Portfolio's performance exceeds or trails that of the Index (the "Sub-Adviser Performance Differential"). For the purposes of calculating the Sub-Adviser Performance Differential, both the Portfolio's performance and the performance of the Index are measured over the immediately preceding 36 calendar months or the life of a Fund, whichever is shorter (the "Measurement Period").

The Monthly Sub-Advisory Fee Adjustment for each Portfolio is based on the following schedule:

Sub-Adviser Performance Differential*	**Monthly Sub-Advisory Fee Adjustment**	**Total Annual Fee (for first $30 million in assets)**
1.0% or greater during the Measurement Period	0.075%	1.150%
Greater than -1.0% but less than 1.0% during the Measurement Period	0.000%	1.075%
-1.0% or less during the Measurement Period	-0.075%	1.000%

*Performance figures are annualized for the Portfolio and the Index.

D. **<u>The Proposed Fee Schedule.</u>**

The Sub-Advisory Agreements also include Fee Schedule B, which, subject to receipt of the order requested in this Application, would replace the interim fee schedule. Under Fee Schedule B, each Sub-Adviser is entitled to receive an annual management fee, calculated daily and payable monthly, equal to the "Base Advisory Fee" below. The Base Advisory Fee varies depending on the asset level of the Portfolio as follows:

Portfolio Total Assets	**Base Advisory Fee**
First $30 million	1.00%
Next $120 million	0.85%
Above $150 million	0.80%

In addition, an eligible Sub-Adviser may receive its earned portion of the Sub-Advisory ICP, if any, as set forth below.

On a monthly basis, an additional 0.15% of the Portfolio will be contributed to an escrow account or pool that grows each month until the end of that fiscal year. At the end of each fiscal year, a Sub-Adviser is eligible for a portion of the ICP provided it is managing Fund assets at the end of the year and the investment performance of its Portfolio, net of expenses, exceeded the investment performance of the Russell 2000 Value Index. Both the Portfolio's performance and the performance of the Index are measured over the immediately preceding 36 calendar months or the life of a Fund, whichever is shorter (the "Measurement Period"). The Adviser pays ICP awards to eligible Sub-Advisers as follows:

Sub-Adviser	**Percent of Incentive Compensation Pool**
Sub-Adviser to the Portfolio that outperforms the Index by the highest percentage	60.0%
Sub-Adviser to the Portfolio that outperforms the Index by the second highest percentage	30.0%
Sub-Adviser to the Portfolio that outperforms the Index by the third highest percentage	10.0%

If any portion of the ICP is not paid, such monies are retained in an escrow account and used to offset contributions to the ICP in the following year. For example, if 90% of the ICP is paid to Sub-Advisers in Year 1, 10% of the ICP (as a dollar amount) will remain in the account and be available for Year 2. Year 2 contributions will be equal to 0.15% of the Fund's net assets minus the proportionate dollar amount carried over from Year 1.

II. RELIEF REQUESTED

Applicants respectfully request an exemption from Section 205 of the Advisers Act to the extent necessary to permit the payment of a fee from a Sub-Advisory ICP. Further, the Trust and the Adviser respectfully request an exemption from Section 205 of the Advisers Act for the payment of a fee from a Sub-Advisory ICP to any future sub-advisers to the Trust. Specifically, they request an exemption in those instances where (i) the sub-advisory fee is negotiated between the sub-adviser and the Trust or the Adviser; (ii) neither the sub-adviser nor any of its affiliates sponsored or organized the Trust; (iii) neither the sub-adviser nor any of its affiliates serves as a distributor or principal underwriter of the Trust; (iv) no member of the Board of Trustees of the Trust is affiliated with the sub-adviser nor any of its affiliates; (v) no officer, director, or employee of the sub-adviser, nor of its affiliates, serves as an executive officer or director of the Trust; (vi) neither the sub-adviser nor any of its affiliates owns any shares issued by the Trust; and (vii) neither the sub-adviser nor any of its affiliates is an affiliated person of the Adviser or of any person who consults with or provides advice with respect to the Trust's advisory relationships (except to the extent that the sub-adviser is affiliated with another adviser to the Trust by virtue of the fact that the sub-adviser serves as an adviser to the Trust). The Applicants also respectfully request an exemption from Section 205 of the Advisers Act for the payment of a fee from a Sub-Advisory ICP on behalf of any future series of the Trust.

Applicants respectfully submit that granting the exemption would be consistent with the standards for exemption found in Section 206A of the Advisers Act and that the exemption would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Advisers Act.

III. EXEMPTION FROM SECTION 205 OF THE ADVISERS ACT

Section 205(a)(1) of the Advisers Act generally prohibits an investment adviser such as the Sub-Advisers from entering into any investment advisory agreement that provides for compensation to the adviser on the basis of a share of capital gains upon or capital appreciation of a client's account. Section 205(b)(2) of the Advisers Act provides an exception to this prohibition, permitting an adviser to a registered investment company to receive a performance-based fulcrum fee. In Release No. 7113 (April 6, 1972) (the "Release"), the Commission identified certain factors which must be considered in connection with investment company incentive fee arrangements. The Release also set forth the Commission's evaluation of performance fee arrangements in view of the requirements of Section 205 of the Advisers Act and the fiduciary standards of the 1940 Act. The Commission cited certain features of performance fee arrangements which create bias against investment companies, such as the selection of an inappropriate index, significant fee adjustments based on random or insignificant performance differences and incentive fees that did not decrease for poor performance. For the reasons set forth below, the proposed incentive fee arrangement will address the concerns raised by the Commission in the Release. Accordingly, it is appropriate that the Commission grant the Applicants' request for exemptive relief.

Applicants respectfully submit that the proposed ICP, like a performance-based fulcrum fee, will contain sufficient safeguards to protect the Trust from bias and to conform to the fiduciary standards of the 1940 Act. Both the ICP and a fulcrum fee measure performance relative to an index. According to Commission staff, "one purpose of comparing an adviser's performance with that of an appropriate index is to ensure that performance fees are paid only to reward expertise in managing a portfolio, not to reward an adviser for merely doing business in an "up" market." *James, John W.* (SEC no action letter dated Dec. 26, 1984). In this case, the adviser's performance will be compared to an index as well as to the performance of its peers, which will provide additional assurance that the fees are paid to reward expertise in managing a portfolio. Further, performance will be measured against an index appropriate to the investment strategy of the Fund.

Both the ICP and a fulcrum fee provide incentives for an adviser to manage a portfolio to the best of its ability and in the interest of shareholders. An adviser subject to a fulcrum fee would work hard to attain the next performance increment and avoid the level below. An adviser subject to the ICP would similarly work hard to attain the next performance increment, whether that level is exceeding the Russell 2000 Value Index to qualify for any incentive or surpassing the performance of the next higher peer. Likewise, each Sub-Adviser would seek to avoid dropping below the relevant index or peer group. Moreover, the ICP goes beyond the incentives provided by fulcrum fees because it creates an incentive for a Sub-Adviser that has managed a Portfolio well and exceeded the index to continue to focus on investing on behalf of shareholders. In other words, an adviser cannot "rest on its laurels" once it has distanced itself from the index. Instead, the adviser needs to continue to work hard to out-perform its peers.

There will be a friendly competition among the Sub-Advisers to perform their best for the shareholders even after they have outperformed the index.

Applicants recognize that Section 205 of the Advisers Act prohibits most performance fees because, among other reasons, the Commission was concerned that incentive fee arrangements encourage advisers to take undue risk at the expense of investment company shareholders. Applicants respectfully submit that the proposed fee structure is designed to discourage Sub-Advisers from taking excessive risks. The Sub-Adviser Portfolio performance is measured over a three-year period to encourage Sub-Advisers to share a shareholder's long-term perspective on the Fund. If an adviser makes an aggressive decision, that decision would have an impact on incentive compensation for each of three years. Therefore, "undue" risk would not be in the adviser's own self-interests. If the adviser made a risky decision that was not successful, the adviser's performance would suffer for each of the three years and reduce the adviser's likelihood to collect any incentive compensation. Additional efforts to discourage excessive risk-taking include the limitations in the Investment Management Guidelines for Sub-Advisers included in each Subadvisory Agreement, which limit Sub-Advisers to 12 to 18 stocks and limit single holdings to 30% of the Portfolio at the time of purchase.

Applicants further submit that the ICP fee structure will properly compensate and incentivise the Sub-Advisers. Each Sub-Adviser is paid a base advisory fee for its work in selecting stocks and monitoring the performance of the stocks and alternative investments. Applicants believe this is appropriate given the effort involved in managing a Portfolio. It may also help discourage excessive risk-taking. An adviser may be more likely to take greater risks if it is faced with the prospect of not getting paid at all for its work in managing a portfolio.

Moreover, Applicants submit that the strict application of Section 205 is not necessary for the protection of investors under the circumstances presented. In the present instance, the Sub-Advisers have little, or no, influence over the overall management of the Trust or the Fund beyond the stock selection process. Their services are limited to investment selection, placement of transactions for execution and certain compliance functions directly related to such services. Management functions of the Trust and the Fund reside in the Trust's Board of Trustees, and, to a lesser extent, in the Adviser.

Specifically, the following representations are true for each Sub-Adviser:

(i) neither the Sub-Adviser nor any of its affiliates sponsored or organized the Trust or serves as a distributor or principal underwriter of the Trust;

(ii) no member of the Board of Trustees of the Trust will be affiliated with the Sub-Adviser nor any of its affiliates;

(iii) no officer, director, or employee of the Sub-Adviser, nor of its affiliates, serves as an executive officer or director of the Trust;

(iv) neither the Sub-Adviser nor any of its affiliates owns any shares issued by the Trust; and

(v) neither the Sub-Adviser nor any of its affiliates is an affiliated person of the Adviser or of any person who consults or provides advice with respect to the Trust's advisory relationships (except to the extent that such affiliation may exist by reason of the Sub-Adviser serving as an investment adviser to the Trust).

The Release emphasized that performance fee arrangements be fair, that incentive fees appropriately decrease for poor performance and that fee adjustments are not based on random or insignificant differences in performance relative to an index. In this case, the Trust was on equal footing with the Sub-Advisers and the incentive fee was negotiated at arm's length between the parties. Moreover, as previously noted, the incentive fee requires the performance of a Sub-Adviser Portfolio to exceed the relevant index and perform well compared to the other Sub-Adviser Portfolios. The percentages of the ICP paid to each Sub-Adviser will be based on meaningful differences in performance because only the top-performing Sub-Adviser will receive the highest award. The Sub-Adviser with the next best record will receive the next highest award, and so forth. Finally, Sub-Advisers will not be rewarded for poor performance because if they do not outperform the index, the ICP will not be paid but instead will be used to offset contributions in the following year.

For the above reasons, Applicants respectfully request exemptive relief from Section 205 of the Advisers Act to permit the incentive fee and submit that the exemption would be appropriate, in the public interest and consistent with the protection of investors.

IV. APPLICANTS' CONDITIONS

The Trust and the Adviser agree that to the extent they rely on the requested order with respect to sub-advisory arrangements with other sub-advisers, those arrangements will meet the following requirements: (i) the sub-advisory fee will be negotiated between the sub-adviser and the Trust or the Adviser; (ii) neither the sub-adviser nor any of its affiliates sponsored or organized the Trust; (iii) neither the sub-adviser nor any of its affiliates will serve as a distributor or principal underwriter of the Trust; (iv) no member of the Board of Trustees of the Trust will be affiliated with the sub-adviser nor any of its affiliates; (v) no officer, director, or employee of the sub-adviser, nor of its affiliates, serves as an executive officer or director of the Trust; (vi) neither the sub-adviser nor any of its affiliates will own any shares issued by the Trust; and (vii) neither the sub-adviser nor any of its affiliates will be an affiliated person of the Adviser or of any person who consults or provides advice with respect to the Trust's advisory relationships (except to the extent that such affiliation may exist by reason of the sub-adviser serving as an investment adviser to the Trust).

V. PROCEDURAL MATTERS

Pursuant to Rule 0-4(f) under the Advisers Act, Applicants state that written or oral communications regarding this Application should be directed to the names and addresses indicated on the cover of this Application.

All requirements of the charter documents of each Applicant have been complied with in connection with the execution and filing of this Application. Each Applicant, by resolutions duly adopted and attached hereto as Exhibit B-1, B-2, B-3, B-4 and B-5, respectively, has authorized the preparation, and the execution and filing with the Commission of this Application. The verifications on behalf of each Applicant required by Rule 0-4(d) are attached hereto as Exhibits C-1, C-2, C-3, C-4 and C-5. The proposed notice required by Rule 0-4(g) is attached hereto as Exhibit D.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the Advisers Act without conducting a hearing.

The undersigned has caused this Application to be duly signed on his behalf on the 13 day of September, 2002.

QUINTARA FUNDS

By: [signature]
Name: Matthew Sadler
Title:: President

QUINTARA CAPITAL MANAGEMENT

By: [signature]
Name: Matthew Sadler
Title: President and CEO

MW598305_2.DOC

The undersigned has caused this Application to be duly signed on his behalf on the 30th day of September, 2002.

THIRD AVENUE MANAGEMENT LLC

By: [signature]
Name: David M. Barse
Title: President

MW643913_1.DOC

The undersigned has caused this Application to be duly signed on his/her behalf on the

13th day of May, 2002.

HARRIS ASSOCIATES LP

By: Harris Associates Inc.
Its: General Partner

By: Janet L. Reali
Name: JANET L. REALI
Title: V.P. and GENERAL COUNSEL

MW598305_2.DOC

The undersigned has caused this Application to be duly signed on his/her behalf on the 17th day of July, 2002.

IRONWOOD CAPITAL MANAGEMENT LLC

By: ______________________________
Name: Richard L. Droster
Title: Executive Vice President

KAREN SOO HOO, NOTARY PUBLIC
My Commission Expires March 21, 2008

MW598305_2.DOC

EXHIBIT A

SUB-ADVISORY AGREEMENT
(QUINTARA SMALL CAP VALUE FUND)

This **AGREEMENT** is made as of the 31st day of January, 2002, by and among Quintara Funds, a Delaware Business Trust (the "Trust"), Quintara Capital Management, a California corporation (the "Adviser"), and _______________ (the "Sub-Adviser").

WHEREAS, the Adviser and the Sub-Adviser are registered investment advisers under the Investment Advisers Act of 1940, as amended (the "Advisers Act") and engage in the business of providing investment management services; and

WHEREAS, the Adviser has been retained to act as investment adviser pursuant to an Investment Advisory Agreement dated January 31, 2002 (the "Advisory Agreement") with the Trust, which is registered with the U.S. Securities and Exchange Commission (the "SEC") as an open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act")

WHEREAS, the Trust currently consists of separate series of shares, each having its own investment objectives and policies and is authorized to create more series; and

WHEREAS, the Advisory Agreement permits the Adviser, subject to the supervision and direction of the Trust's Board of Trustees, to delegate certain of its duties under the Advisory Agreement to other investment sub-advisers, subject to the requirements of the 1940 Act; and

WHEREAS, the Adviser desires to retain Sub-Adviser to assist it in the provision of a continuous investment program for one of the Trust's series of shares (the "Fund");

WHEREAS, the Adviser will assign to the Sub-Adviser a portion of the assets of the Fund as described on Schedule B to this Agreement (the "Sub-Adviser Assets") for management by the Sub-Adviser, and the Sub-Adviser is willing to render such services subject to the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of mutual covenants recited below, the parties agree and promise as follows:

1. Appointment as Sub-Adviser. The Adviser hereby retains the Sub-Adviser to act as investment adviser for, and to manage, the Sub-Adviser Assets, subject to the supervision of the Adviser and the Board of Trustees of the Trust, and subject to the terms of this Agreement. The Sub-Adviser hereby accepts such retention. In such capacity, the Sub-Adviser shall be responsible for the investment management of the Sub-Adviser Assets. The Sub-Adviser agrees to exercise the same skill and care in performing its services under this Agreement as the Sub-Adviser exercises in performing similar services with respect to other fiduciary accounts for which the Sub-Adviser has investment responsibilities.

2. Duties of Sub-Adviser.

(a) Investments. The Sub-Adviser is hereby authorized and directed, and hereby agrees, subject to the stated investment policies and restrictions of the Fund as set forth in the Fund's prospectus and statement of additional information as currently in effect and as supplemented or amended from time to time and provided to the Sub-Adviser (collectively referred to as the "Prospectus"), and subject to the directions of the Adviser and the Trust's Board of Trustees, as set forth more particularly in Schedule A hereto, as may be amended from time to time, to purchase, hold and sell investments for the Sub-Adviser Assets and to monitor on a continuous basis the performance of the Sub-Adviser Assets. In providing these services, the Sub-Adviser will conduct a continual program of investment, evaluation and, if appropriate, sale and reinvestment of the Sub-Adviser Assets. The Adviser agrees to provide the Sub-Adviser with current Prospectus and other information reasonably requested by the Sub-Adviser concerning the Fund, its assets available or to become available for investment, and generally as to the conditions of a Fund's or the Trust's affairs.

(b) Compliance with Applicable Laws and Governing Documents. In the performance of its duties and obligations under this Agreement, the Sub-Adviser shall with respect to Sub-Adviser Assets, act in conformity with the Trust's Declaration of Trust and Bylaws as provided to the Sub-Adviser, the Prospectus(es) as provided to the Sub-Adviser, and with the instructions and directions received in writing from the Adviser or the Trustees of the Trust and will conform to and comply with the requirements of the 1940 Act, the Advisers Act, the Internal Revenue Code of 1986, as amended (the "Code"), and all other applicable federal and state laws and regulations. The Adviser will provide the Sub-Adviser with a copy of the minutes of the meetings of the Board of Trustees of the Trust to the extent they may affect the Fund or the duties of the Sub-Adviser, and with the copies of any financial statements or reports made by a Fund to its shareholders, and any further materials or information which the Sub-Adviser may reasonably request to enable it to perform its functions under this Agreement.

The Adviser will provide the Sub-Adviser with reasonable advance notice of any change in a Fund's investment objectives, policies and restrictions as stated in the Prospectus, and the Sub-Adviser shall, in the performance of its duties and obligations under this Agreement, manage the Sub-Adviser Assets consistent with such changes, provided the Sub-Adviser has received prior notice of the effectiveness of such changes from the Trust or the Adviser. In addition to such notice, the Adviser shall provide to the Sub-Adviser a copy of a modified Prospectus reflecting such changes. The Sub-Adviser will provide, to the Trust, the Fund or to the Adviser, such information as may be necessary for the Trust, the Fund or the Adviser to comply with all disclosure requirements under all applicable federal and state laws and regulations specifically for inclusion in the Prospectus. The Sub-Adviser hereby agrees to provide to the Adviser in a timely manner such information relating to the Sub-Adviser and its relationship to, and actions for, the Fund as may be required to be contained in the Prospectus or in the Trust's registration statement on Form N-1A.

(c) Voting of Proxies. The Sub-Adviser shall have the power to vote, either in person or by proxy, all securities in which the Sub-Adviser Assets may be invested from time to time, and shall not be required to seek instructions from the Adviser, the Trust or a Fund. At the request of the Fund, the Sub-Adviser shall provide the Fund with its recommendations as to the voting of such proxies. If both the Sub-Adviser and another entity managing assets of the Fund have invested in the same security, the Sub-Adviser and such other entity will each have the power to vote its pro rata share of the security.

(d) In the performance of its duties hereunder, the Sub-Adviser is and shall be an independent contractor and except as expressly provided for herein or otherwise expressly provided or authorized shall have no authority to act for or represent the Fund, the Trust, or the Adviser in any way or otherwise be deemed to be an agent of the Fund, the Trust or of the Adviser. If any occasion should arise in which the Sub-Adviser gives any advice to its clients concerning the shares of the Fund, the Sub-Adviser will act solely as investment counsel for such clients and not in any way on behalf of the Trust of the Fund.

(e) Brokerage. The Sub-Adviser will place orders pursuant to the Sub-Adviser's investment determinations for the Fund either directly with the issuer or with any broker or dealer. The Sub-Adviser shall arrange for the placing of all orders for the purchase and sale of securities and other investments for the Fund's account and will exercise full discretion and act for the Trust in the same manner and with the same force and effect as the Trust might or could do with respect to such purchases, sales or other transactions, as well as with respect to all other things necessary or incidental to the furtherance or conduct of such purchases, sales or transactions. In executing portfolio transactions and selecting brokers or dealers, the Sub-Adviser will use its best efforts to seek on behalf of the Fund the best overall execution available. In assessing the best overall terms available for any transaction, the Sub-Adviser shall consider all factors that it deems relevant, including the breadth of the market in the security, the price of the security, the financial condition and execution capability of the broker or dealer, and the reasonableness of the commission, if any, both for the specific transaction and on a continuing basis. In evaluating the best overall terms available, and in selecting the broker-dealer to execute a particular transaction the Sub-Adviser may also consider the brokerage and research services (as those terms are defined in Section 28(e) of the Securities Exchange Act of 1934, as amended) provided to the Fund and/or other accounts over which the Sub-Adviser may exercise investment discretion. The Sub-Adviser is authorized, subject to such procedures as may be approved by the Trust's Board of Trustees, to pay to a broker or dealer who provides such brokerage and research services a commission for executing a portfolio transaction for the Fund that is in excess of the amount of commission another broker or dealer would have charged for effecting that transaction if, but only if, the Sub-Adviser determines in good faith that such commission was reasonable in relation to the value of the brokerage and research services provided by such broker or dealer, viewed in terms of that particular transaction or in terms of the overall responsibilities of the Sub-Adviser to the Fund and/or other accounts over which the Sub-Adviser may exercise investment discretion. In addition, the Sub-Adviser is authorized to allocate purchase and sale orders for portfolio securities to brokers or dealers (including brokers and dealers that are affiliated with the Adviser, the Sub-Adviser, or the Fund's principal underwriter) to take into account the sale of shares of the Fund if the Sub-Adviser believes that the quality of the transaction and the commission are comparable to what they would be with other qualified firms.

(f) Securities Transactions. In no instance, however, will any Fund's securities be purchased from or sold to the Adviser, any sub-adviser engaged with respect to that Fund, the Trust's principal underwriter, or any affiliated person of either the Trust, the Adviser, the Sub-Adviser or the Trust's principal underwriter, acting as principal in the transaction, except to the extent permitted by the SEC and the 1940 Act.

The Sub-Adviser, including its Access Persons (as defined in subsection (e) of Rule 17j-1 under the 1940 Act), agrees to observe and comply with Rule 17j-1 and its Code of Ethics (which shall comply in all material respects with Rule 17j-1), as the same may be amended from time to time. On at least an annual basis, the Sub-Adviser will comply with the reporting requirements of Rule 17j-1, which may include either (i) certifying to the Adviser that the Sub-Adviser and its Access Persons have complied with the Sub-Adviser's Code of Ethics with respect to the Sub-Adviser Assets, or (ii) identifying any violations which have occurred with respect to the Sub-Adviser Assets and (iii) certifying that it has adopted procedures reasonably necessary to prevent Access Persons from violating the Sub-Adviser's Code of Ethics. The Sub-Adviser will also submit its Code of Ethics for its initial approval by the Board of Trustees and subsequently within six months of any material change of thereto.

The Sub-Adviser may buy securities for the Fund at the same time it is selling such securities for another client account and may sell securities for the Fund at the time it is buying such securities for another client account subject always to the Sub-Adviser's obligation as the fiduciary to the Fund. In such cases, subject to applicable legal and regulatory requirements and in compliance with such procedures of the Trust or Fund as may be in effect from time to time, the Sub-Adviser may effectuate cross transactions between the Fund and such other account if it deems this to be advantageous. The Sub-Adviser also may cause the Fund to enter into other types of investment transactions (e.g., a long position on a particular securities index) at the same time it is causing other client accounts to take opposite economic positions (e.g., a short position on the same index) subject always to the Sub-Advisers obligation as the fiduciary to the Trust.

On occasions when the Sub-Adviser deems the purchase or sale of a security to be in the best interest of the Fund as well as other clients, the Sub-Adviser, to the extent permitted by applicable laws and regulations, and in compliance with such procedures of the Trust as may be in effect from time to time, may aggregate the securities to be sold or purchased in order to obtain the best execution and lower brokerage commissions, if any. In such event, allocation of the securities so purchased or sold, as well as the expenses incurred in the transaction, will be made by the Sub-Adviser in the manner it considers to be the most equitable and consistent with its fiduciary obligations to the Fund and to such clients.

The Sub-Adviser will advise the Fund's custodian or such depository or agents as may be designated by the custodian and the Adviser promptly of each purchase and sale of a portfolio security, specifying the name of the issuer, the description and amount or number of shares of the security purchased, the market price, the commission and gross or net price, the trade date and settlement date and the identity of the effecting broker or dealer. The Sub-Adviser shall not have possession or custody of the Fund investments. The Trust or Fund shall be responsible for all custodial agreements and the payment of all custodial charges and fees and, upon the Sub-Adviser giving proper instructions to the custodian, the Sub-Adviser shall have no responsibility or liability for the acts, omissions or other conduct of the custodian.

(g) Books and Records. The Sub-Adviser shall maintain separate detailed records of all matters pertaining to the Sub-Adviser Assets, including, without limitation, brokerage and other records of all securities transactions. Any such records required to be maintained and preserved pursuant to the provisions of Rule 31a-1 and Rule 31a-2 promulgated under the 1940 Act are prepared or maintained by the Sub-Adviser on behalf of the Trust and Fund and copies of which will be made available promptly to the Trust or Fund on request. The Sub-Adviser further agrees to preserve for the periods prescribed in Rule 31a-2 under the 1940 Act the records required to be maintained under Rule 31a-1 under the 1940 Act with respect to the Sub-Adviser Assets.

(h) Information Concerning Sub-Adviser Assets and the Sub-Adviser. From time to time as the Adviser, and any consultants designated by the Adviser, or the Fund or Trust may request, the Sub-Adviser will furnish the requesting party reports on transactions involving Sub-Adviser Assets and reports on Sub-Adviser Assets held in the portfolio, all in such detail as the Adviser, its consultant(s) or the Fund or Trust may reasonably request. The Sub-Adviser also will inform the Adviser in a timely manner of material changes in portfolio managers responsible for Sub-Adviser Assets, any material changes in the ownership or management of the Sub-Adviser, or of material changes in the control of the Sub-Adviser. Upon reasonable request, the Sub-Adviser will make available its officers and employees to meet with the Trust's Board of Trustees to review the Sub-Adviser Assets.

Upon request, the Sub-Adviser also will provide such information or perform such additional acts as are reasonably and customarily provided or performed by a Sub-Adviser and may be required for a Fund or the Adviser to comply with their respective obligations under applicable laws, including, without limitation, the Code, the 1940 Act, the Advisers Act, the Securities Act of 1933, as amended (the "Securities Act") and any federal or state securities laws, and any rule or regulation thereunder.

(i) Custody Arrangements. The Sub-Adviser shall on each business day provide the Adviser, its consultant(s) and the Fund's and Trust's custodian such information as the Adviser and the Fund's and Trust's custodian may reasonably request relating to all transactions concerning the Sub-Adviser Assets.

(j) Historical Performance Information. The Adviser may request performance information for a specific use subject to approval by the Sub-Adviser.

3. Expenses. During the term of this Agreement, Sub-Adviser will pay all expenses incurred by it in connection with its activities under this Agreement other than the cost of securities, commodities and other investments (including brokerage commissions and other transaction or custodial charges, if any) purchased for the Fund. The Sub-Adviser shall, at its sole expense, employ or associate itself with such persons as it believes to be particularly fitted to assist it in the execution of its duties under this Agreement. The Trust, the Fund, or the Adviser, as the case may be, shall reimburse the Sub-Adviser for any expenses as may be reasonably incurred by the Sub-Adviser, at the request of and on behalf of the Fund or the Adviser. The Sub-Adviser shall keep and supply to the Trust, the Fund and the Adviser reasonable records of all such expenses.

4. Compensation. For the services provided and the expenses assumed with respect to the Fund pursuant to this Agreement, the Sub-Adviser will be entitled to the fee listed for the Fund on Exhibit A. Such fees will be computed daily and payable in arrears no later than the seventh business day following the end of each month, from the Fund, calculated at an annual rate based on the Sub-Adviser Assets' average daily net assets.

If this Agreement is terminated prior to the end of any calendar month, the fee shall be prorated for the portion of any month in which this Agreement is in effect according to the proportion which the number of calendar days, during which this Agreement is in effect, bears to the number of calendar days in the month, and shall be payable within 10 days after the date of termination.

5. Representations and Warranties of the Sub-Adviser. The Sub-Adviser represents and warrants to the Adviser and the Trust as follows:

(a) The Sub-Adviser is registered as an investment adviser under the Advisers Act;

(b) The Sub-Adviser is a duly organized and validly existing under the laws of the State of ____________ with the power to own and possess its assets and carry on its business as it is now being conducted;

(c) The execution, delivery and performance by the Sub-Adviser of this Agreement are within the Sub-Adviser's powers and have been duly authorized by all necessary action on the part of its Board of Directors and no action by or in respect of, or filing with, any governmental body, agency or official is required on the part of the Sub-Adviser for the execution, delivery and performance by the Sub-Adviser of this Agreement, and the execution, delivery and performance by the Sub-Adviser of this Agreement do not contravene or constitute a default under (i) any provision of applicable law, rule or regulation, (ii) the Sub-Adviser's governing instruments, or (iii) any agreement, judgment, injunction, order, decree or other instrument binding upon the Sub-Adviser; and

(d) The Form ADV of the Sub-Adviser previously provided to the Adviser (a copy of Section 1 is available online and Section 2 is attached as Exhibit B to this Agreement) is a true and complete copy of the form as currently filed with the SEC and the information contained therein is accurate and complete in all material respects and does not omit to state any material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. The Sub-Adviser will promptly provide the Adviser and the Trust with a complete copy of all subsequent amendments to its Form ADV.

6. Representations and Warranties of the Adviser. The Adviser represents and warrants to the Sub-Adviser and the Trust as follows:

(a) The Adviser is registered as an investment Adviser under the Advisers Act;

(b) The Adviser is a corporation duly organized and validly existing under the laws of the State of California with the power to own and possess its assets and carry on its business as it is now being conducted;

(c) The execution, delivery and performance by the Adviser of this Agreement are within the Adviser's powers and have been duly authorized by all necessary action on the part of its Board of Directors and by the Trust, and no action by or in respect of, or filing with, any governmental body, agency or official is required on the part of the Adviser for the execution, delivery and performance by the Adviser of this Agreement, and the execution, delivery and performance by the Adviser of this Agreement do not contravene or constitute a default under (i) any provision of applicable law, rule or regulation, (ii) the Adviser's governing instruments or the Trust's governing instruments, or (iii) any agreement, judgment, injunction, order, decree or other instrument binding upon the Adviser or the Trust;

(d) The Form ADV of the Adviser as provided to the Sub-Adviser is a true and complete copy of the form as currently filed with the SEC and the information contained therein is accurate and complete in all material respects and does not omit to state any material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading;

(e) The Adviser acknowledges that it received a copy of the Sub-Adviser's Form ADV (a copy of which is attached as Exhibit B) prior to the execution of this Agreement; and

(f) The Adviser and the Trust have duly entered into the Advisory Agreement pursuant to which the Trust authorized the Adviser to enter into this Agreement.

7. Survival of Representations and Warranties; Duty to Update Information. All representations and warranties made by the Sub-Adviser and the Adviser pursuant to Sections 5 and 6, respectively, shall survive for the duration of this Agreement and the parties hereto shall

promptly notify each other in writing upon becoming aware that any of the foregoing representations and warranties are no longer true.

8. Liability and Indemnification.

(a) Liability. The duties of the Sub-Adviser shall be confined to those expressly set forth herein, with respect to the Sub-Adviser Assets. The Sub-Adviser shall not be liable for any loss arising out of any investment hereunder, except a loss resulting from willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of reckless disregard of its obligations and duties hereunder, except as may otherwise be provided under provisions of applicable state law which cannot be waived or modified hereby. (As used in this Section 8, the term "Sub-Adviser" shall include managers, officers, employees and other corporate agents of the Sub-Adviser as well as that company itself).

(b) Indemnification. The Sub-Adviser shall indemnify the Adviser, the Trust and the Fund, and their respective affiliates and controlling persons for any liability and expenses, including reasonable attorneys' fees, which the Adviser, the Trust or the Fund and their respective affiliates and controlling persons may sustain as a result of the Sub-Adviser's willful misfeasance, bad faith, gross negligence, reckless disregard of its duties hereunder or violation of applicable law, including, without limitation, the federal and state securities laws. Notwithstanding any other provision in this Agreement, the Sub-Adviser will indemnify the Adviser, the Trust and the Fund, and their respective affiliates and controlling persons for any liability and expenses, including reasonable attorneys' fees, to which they may be subjected as a result of their reliance upon and use of the historical performance calculations provided by the Sub-Adviser concerning the Sub-Adviser's composite account data or historical performance information on similarly managed investment companies or accounts, except that the Adviser, the Trust and the Fund and their respective affiliates and controlling persons shall not be indemnified for a loss or expense resulting from their negligence or willful misconduct in using such numbers, or for their failure to conduct reasonable due diligence with respect to such information.

The Adviser shall indemnify the Sub-Adviser, its affiliates and its controlling persons, for any liability and expenses, including reasonable attorneys' fees, arising from the Adviser's breach of this Agreement or its representations and warranties herein; provided, however, that the Sub-Adviser, its affiliates and its controlling persons shall not be indemnified for any liability or expenses which may be sustained as a result of the Sub-Adviser's willful misfeasance, bad faith, gross negligence, reckless disregard of its duties hereunder or violation of applicable law, including, without limitation, the federal and state securities laws.

9. Duration and Termination. This Agreement may be terminated at any time, without the payment of any penalty by vote of a majority of the Trustees of the Trust or by vote of a majority of the outstanding voting securities of the Fund on not less than 30 days nor more

than 60 days written notice to the Sub-Adviser, or by the Sub-Adviser at any time without the payment of any penalty on 90 days written notice to the Trust.

10. Amendment. This Agreement may be amended by mutual consent of the parties in writing, provided that the terms of any material amendment shall be approved by: (a) the Trust's Board of Trustees and (b) the vote of a majority of those Trustees of the Trust who are not interested persons of any party to this Agreement cast in person at a meeting called for the purpose of voting on such approval, if such approval is required by applicable law, and unless otherwise permitted pursuant to exemptive relief granted by the SEC, by a vote of the majority of a Fund's outstanding securities.

11. Confidentiality. Subject to the duties of the Adviser, the Trust (and the Fund), and the Sub-Adviser to comply with applicable law, including any demand of any regulatory or taxing authority having jurisdiction, the parties hereto shall treat as confidential all information pertaining to the Fund and the actions of the Sub-Adviser, the Adviser, the Trust, and the Fund in respect thereof. In accordance with Section 248.11 of Regulation S-P (17 CFR 248.1-248.30), Sub-Adviser will not directly, or indirectly through an affiliate, disclose any non-public personal information, except as permitted or required by law, as defined in Reg. S-P, received from the Trust or the Adviser, regarding any shareholder, to any person that is not affiliated with the Trust or with Sub-Adviser, and, provided that, any such information disclosed to an affiliate of Sub-Adviser shall be under the same limitations on non-disclosure.

12. Notice. Any notice, advice or report to be given pursuant to this Agreement shall be deemed sufficient if delivered or mailed by registered, certified or overnight mail, postage prepaid addressed by the party giving notice to the other party at the last address furnished by the other party:

(a) If to the Adviser:
Quintara Capital Management
157 Hagar Ave.
Piedmont CA 94611
Attn: Matthew L. Sadler, President & CEO

(b) If to the Sub-Adviser:
____
____
____
Attn:____________________

(c) If to the Trust:
Quintara Funds
157 Hagar Ave.
Piedmont CA 94611
Attn: Matthew L. Sadler, President

13. Governing Law. This Agreement shall be governed by the internal laws of the State of Delaware, without regard to conflict of law principles; provided, however that nothing herein shall be construed as being inconsistent with the 1940 Act. Where the effect of a requirement of the 1940 Act reflected in any provision of this Agreement is altered by a rule, regulation or order of the SEC, whether of special or general application, such provision shall be deemed to incorporate the effect of such rule, regulation or order.

14. Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties hereto, and supersedes all prior agreements and understandings relating to this Agreement's subject matter. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts shall, together, constitute only one instrument.

15. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

16. Certain Definitions. For the purposes of this Agreement and except as otherwise provided herein, "interested person," "affiliated person," "affiliates," "controlling persons" and "assignment" shall have their respective meanings as set forth in the 1940 Act, subject, however, to such exemptions as may be granted by the SEC, and the term "Fund" shall refer to the Fund for which the Sub-Adviser provides investment management services and as is listed on Exhibit A to this Agreement.

17. Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

18. Non-Exclusivity. The services of the Sub-Adviser to the Adviser in connection with the Fund hereunder are not to be deemed exclusive, and the Sub-Adviser shall be free to render similar services to others so long as its services hereunder are not impaired thereby. It is understood that the persons employed by the Sub-Adviser to assist in the performance of its duties hereunder will not devote their full time to such services and nothing hereunder contained shall be deemed to limit or restrict the right of the Sub-Adviser to engage in or devote time and attention to other businesses or to render services of whatever kind or nature.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first written above.

ADVISER:
QUINTARA CAPITAL MANAGEMENT

By: ______________________________
Matthew L. Sadler, President & CEO

TRUST:
QUINTARA FUNDS

By: ______________________________
Matthew L. Sadler, President

SUB-ADVISER:

____

By: ______________________________
Name: ______________________________
Title: ______________________________

MW643913_1.DOC

EXHIBIT A
TO
SUB-ADVISORY AGREEMENT

Effective ______ __, 2002

QUINTARA SMALL CAP VALUE FUND

FEE SCHEDULE

The Fee Schedule set forth below, as Fee Schedule A, may be a temporary schedule, put in place until the Quintara Funds is granted relief by the SEC to pursue Fee Schedule B. If relief is granted, the Quintara Small Cap Value Fund will move to Fee Schedule B as quickly as possible, but with no less than 30 days notification to the Sub-Adviser.

Fee Schedule A

The Sub-Adviser is entitled to receive an annual management fee, calculated daily and payable monthly, equal to the "Base Advisory Fee" below. This Base Advisory Fee is increased or decreased monthly (the "Monthly Sub-Advisory Fee Adjustment") depending on the investment performance of the Sub-Adviser's Portfolio ("Portfolio") managed for the Quintara Small Cap Value Fund relative to the investment performance of the Russell 2000 Value Index. The Monthly Sub-Advisory Fee Adjustment depends on the percentage amount by which the Portfolio exceeds or trails that of the index ("Sub-Adviser Performance Differential"). For the purpose of calculating the Sub-Adviser Performance Differential, both the Portfolio's performance and the performance of the Index are measured over the immediately preceding 36 calendar months or life of Fund, whichever is shorter ("Measurement Period").

Base Advisory Annual Fee: 107.5 basis points (first $30 Million in assets)
92.5 basis points (Next $120 Million in assets)
87.5 basis points (assets above $150 Million)

The Monthly Advisory Fee Adjustment is calculated according to the Measurement Period on the following schedule

Performance Differential vs. Russell 2000 Value Index	Monthly Sub- Advisory Fee Adjustment
1.00% or greater	0.075%
Less than 1.00% but Greater than -1.00%	0.000%
-1.00% or less	-0.075%

Performance figures are annualized for the Portfolio and the Index.

For example, in any given month, if the Index for the Measurement Period has a return of 2.5%, and the Portfolio has a net performance of 3.5% (1.0% or 100 basis points greater than the Index), the Monthly Sub-Advisory Fee Adjustment would be 0.075%. Likewise, if the Index has a return of 2.5%, and the Portfolio has a net performance of 1.5% (1.0% or 100 basis points less than the Index), the Monthly Sub-Advisory Fee Adjustment would be –0.075%. Prior to the completion of approximately 12 full calendar months of operations, the short-term investment performance of the Portfolio relative to the Index's performance will likely have a greater impact on the total annual management fee than would be the case if a longer Measurement Period were used to compute the Monthly Sub-Advisory Fee Adjustment. For these reasons, the Monthly Sub-Advisory Fee Adjustment shall become applicable only after the Fund has completed three full calendar months of operations.

Fee Schedule B

This fee structure will be used if Quintara Funds is granted relief by the SEC. The Quintara Small Cap Value Fund will seek to implement Fee Schedule B as quickly as possible, but with no less than 30 days notification of the Sub-Adviser.

ASSETS	**COMPENSATION**
First $30 Million	100 basis points per annum
Next $120 Million	85 basis points per annum
Above $150 Million	80 basis points per annum

Plus earned portion of Sub-Advisory Incentive Compensation Pool ("ICP") (if any, as set forth below).

At the end of each fiscal year of the Fund – so long as Adviser has been the Adviser to the Fund throughout the entire fiscal year – the Adviser will fund the ICP in the amount of 15 basis points of all Fund assets, calculated daily over the entire fiscal year of the Fund, and pay incentive compensation to eligible sub-advisers which are managing assets of the Fund as of the end of the fiscal year as follows:

The Adviser will retain four sub-advisers for the Fund. At the end of each fiscal year of the Fund, the Adviser will calculate the total rate of return of each Fund sub-adviser on the Fund assets managed by the sub-adviser over the shorter of (a) the previous 36 months, or (b) the life of the Fund (if the Fund has been in existence less than 36 months) ("the Measurement Period"). For a sub-adviser to be eligible for an ICP award, the sub-adviser must be managing Fund assets at the end of the Fund's fiscal year, and the sub-adviser's total rate of return net expenses over the Measurement Period must exceed the return of the Russell 2000 Value Index ("Index") over the same period.

From time to time, the Adviser may engage new sub-advisers to replace departing sub-advisers. When a new sub-adviser is engaged by the Adviser to replace a previous sub-adviser, the new sub-adviser, for purposes of the sub-adviser's ICP calculation, will be ascribed a performance ("the Ascribed Performance") for the period of time in the Measurement Period prior to the sub-adviser's commencement of management of Fund assets: The Ascribed Performance will be the lower of (a) the return of the Index less 50 basis points over the same period, or (b) the average of the total rates of return of the second best and third best remaining sub-advisers over the same period. The Ascribed Performance will exactly match the month to month characteristics of the Index less 50 basis points or the monthly average return of the second and third best sub-advisers, whichever is used.

The Adviser will pay ICP awards as follows: 60% of the ICP will be paid to the eligible Fund sub-adviser which, as of the end of the Fund's fiscal year, has the highest total rate of return over the Measurement Period, compared to all other Fund sub-advisers which are managing assets of the Fund as of the end of the Fund's fiscal year. 30% of the ICP will be paid to the eligible Fund sub-adviser which, as of the end of the Fund's fiscal year, has the second highest total rate of return over the Measurement Period, compared to all other Fund sub-advisers which are managing assets of the Fund as of the end of the Fund's fiscal year. 10% of the ICP will be paid to the eligible Fund sub-adviser which, as of the end of the Fund's fiscal year, has the third highest total rate of return over the Measurement Period, compared to all other Fund sub-advisers which are managing assets of the Fund as of the end of the Fund's fiscal year.

If a sub-adviser, which has been managing Fund assets for less than the total Measurement Period and has therefore been Ascribed Performance as set forth above for purposes of calculating the sub-adviser's total rate of return for the ICP, is entitled to an ICP award at the end of a fiscal year, then that sub-adviser's ICP award will be reduced to reflect the duration of the sub-adviser's management of Fund assets. The ICP award that the sub-adviser would otherwise be entitled to will be reduced by the multiplier of, if the ICP measurement period is 36 months, x/36 where "x" is the number of whole months the sub-adviser has managed money for the Fund, or if the ICP measurement period is the life of the Fund, the multiplier will be x/life of the Fund.

No ICP award will be paid to any sub-advisor, regardless of the sub-adviser's performance, if (a) the sub-adviser is not managing assets of the Fund at the end of the Fund's fiscal year, or (b) if the sub-adviser's total rate of return over the Measurement Period does not exceed the total rate of return of the Index over the same period. If some or all of the ICP is not paid out for a fiscal year, because less than three Fund sub-advisers which are managing Fund assets as of the end of the Fund's fiscal year have exceeded the Index for the Measurement Period, the remaining money in the ICP will be carried forward and will reduce the amount assessed to shareholders the following year.

SCHEDULE A

Investment Management Guidelines

[Sub-Adviser]
(Quintara Small Cap Value Fund)

The Fund (including Sub-Adviser Assets) should be managed in accordance with the guidelines established in the Prospectus and SAI. The Sub-Adviser Assets should also be managed in accordance with the following specific guidelines:

1. Investment Objective

The objective of the Sub-Adviser Assets, established in support of the objectives of the total Fund, is capital appreciation over the long term. Under normal market conditions, the Sub-Adviser will invest at least 80% of its net assets (including amounts borrowed for investment purposes) in the securities of small capitalization companies. If the Small Cap Value Fund changes this investment policy, it will notify its Adviser at least 60 days in advance of the change, which will promptly notify the Sub-Adviser.

The Fund considers small capitalization companies to be U.S. companies whose market capitalization is $2 billion or smaller at the time of purchase. The Sub-Adviser's investment in equity securities may include common and preferred stocks. The Sub-Adviser may also invest up to 15% of its assets in American Depositary Receipts ("ADRs"). ADRs are equity securities traded on U.S. exchanges, including NASDAQ, that are generally issued by banks or trust companies to evidence ownership of foreign equity securities.

All Sub-Adviser purchases for the Fund must be made in the equities of companies that have market capitalization of $2 billion or less. In addition, the Sub-Adviser has been hired to manage the money in a manner consistent with investing in value stocks. The Fund will seek to remain in the Small Cap Value portion of the Morningstar Style Box. To do so, the Adviser may require the Sub-Advisers to reduce their portfolios' exposure to stocks that fail to be defined by Morningstar as "value stocks". In addition, the Adviser may require the Sub-Advisers to reduce their portfolios' exposure to stocks that exceed $2 billion market capitalization.

Exceptions: Cash & Cash Equivalents may be purchased. Also, stocks that had been purchased by no longer fit the "small-cap value" definition may continue to be held at the discretion of the Sub-Adviser. The Sub-Adviser should not make any additional purchases into stocks that are outside of the definition, although reinvestments of dividends are allowed.

Finally, the Sub-Adviser may have as few as 8 stocks and as many as 13 stocks in their portfolio at any time. The Sub-Adviser has discretion as to the weighing of the holdings, but no single holding should exceed 30% nor fall below 2% of the portfolio at the time of purchase, and in no case should a single holding exceed 50% nor fall below 2% of the portfolio. If the latter is true, the Adviser will require the Sub-Advisor to reduce exposure to below 50% or increase exposure to above 2% immediately.

2. <u>Allowable Investments</u>

Sub-Adviser Assets should consist primarily of small-capitalization common or preferred equity securities traded on one of the major US exchanges. The following instruments are allowed:

- Common stock; preferred stock; rights; warrants; restricted or illiquid securities (15% of portfolio maximum); foreign equity traded as ADRs; when-issued securities; non-speculative option transactions; -- all subject to the small-cap value definition; and

- Cash & Cash Equivalents: US Government Obligations; Bank Obligations; Repurchase and Reverse Repurchase Agreements; Commercial Paper; Money Market Funds.

3. <u>Portfolio Characteristics</u>

All purchases, other then Cash & Cash Equivalents, must be the equities of companies who fall in the defined universe of Small Cap Value stocks. Established positions may be held even if they no longer fit the definitions. However, no purchases may be made in these non-conforming stocks, other than the reinvestment of dividends. The Cash & Cash Equivalents may not exceed 20.0% of the portfolio unless approved by the adviser. Any one equity position may not exceed 50% of the sub-adviser's portfolio nor be less than 2% of the sub-adviser's portfolio. No purchases may be made into equities, which already represent in excess of 30% of the sub-adviser's portfolio.

4. <u>Prohibited Investments</u>

All other investments not specifically listed as Allowable Investments in Schedule A.

5. <u>Reporting and Notification</u>

Any new sales or purchases must have a description of reason within 7-days of the transaction, via e-mail or mail. This will allow the adviser to inform shareholders of the change in positions and the reasons. In addition, the fund intends to publish a quarterly report which will include positions and a commentary from each sub-adviser. The Trustees of the Fund also have the right to a review with the sub-adviser at their discretion. Finally, all copies of trading tickets should be forwarded to the fund and/or its agent.

6. Guideline Review

[Sub-Adviser] shall be responsible for reviewing these guidelines with the portfolio manager(s) at least annually to assure that they remain appropriate.

Notwithstanding anything to the contrary in this Agreement, in the event of a conflict between this Schedule A and the Quintara Funds registration statement filed with the SEC, as amended and supplemented from time to time (collectively, the "Prospectus"), the term of the Prospectus shall govern.

<u>SCHEDULE B</u>
(Quintara Small Cap Value Fund)

<u>Allocation</u>:

Each sub-adviser will be allocated an equal amount of the assets of the Quintara Small Cap Value Fund ("the Fund") on the first day of operation of the Fund, plus an equal amount of daily net flows (positive and negative) to and from the Fund. (The Adviser, however, has the right to reallocate the assets between sub-advisers, if the Adviser deems such reallocation necessary to the performance of the Fund as a whole.) Sub-advisers may manage more or less than other sub-advisers of the Fund, depending on their performance. It is expected that, when new sub-advisers are retained to replace departing sub-advisers, the sub-adviser assets of the new sub-advisers would be those assets previously managed by the departing sub-advisers (which may be less or more than other sub-advisers of the Fund), provided, however, that this general expectation is subject to the Adviser's discretion to re-allocate assets in the best interest of the Fund as whole. Thereafter, the new sub-adviser will receive an amount of the daily net flows (positive and negative) to and from the Fund equal to the other sub-advisers.

AMENDMENTS TO THE QUINTARA SMALL CAP VALUE FUND SUB-ADVISORY AGREEMENT

These **AMENDMENTS** are made as of February 19, 2002, to the Agreement dated January 31, 2002 by and among Quintara Funds, a Delaware Business Trust (the "Trust"), Quintara Capital Management (the "Advisor"), a California Corporation, and ________________ (the "Sub-Advisor").

AMENDMENT 1. The parties agree to amend (p. 13) EXHIBIT A, Fee Schedule B, fourth paragraph, first sentence to replace: The Adviser will retain four sub-advisers for the Fund." with "The Advisor will retain three sub-advisers for the Fund."

The intent of Amendment 1 is to reduce the number of sub-advisers from four to three.

AMENDMENT 2. The parties agree to amend (p. 16) SCHEDULE A, Investment Objective, fifth paragraph, first sentence to replace: " Finally, the Sub-Adviser may have as few as 8 stocks and as many as 13 stocks in their portfolio at any time." With "Finally, the Sub-Adviser may have as few as 12 stocks and as many as 18 stocks in their portfolio at any time."

The intent of Amendment 2 is to expand the holdings of each sub-adviser since the number of sub-advisers has been reduced.

All other terms of the Agreement dated January 31, 2002 remain in place.

ADVISER:
QUINTARA CAPITAL MANAGEMENT

By: ________________________________
Matthew L. Sadler, President & CEO

TRUST:
QUINTARA FUNDS

By: ___________________________
Matthew L. Sadler, President

SUB-ADVISER:

____

By: ________________________________
Name: ______________________________
Title: ______________________________

EXHIBIT B-1

CERTIFICATE OF THE SECRETARY OF
THE QUINTARA FUNDS

The undersigned Secretary of the Quintara Funds does hereby certify that the following resolutions were duly adopted by the Board of Trustees of such Trust at a regularly scheduled meeting of such Board held on January 11, 2002:

WHEREAS, the Board of Trustees has determined that it is in the best interests of the Trust and its shareholders that the business of the Trust be conducted in a "manager of managers" format under which the Trust would obtain the services of certain investment managers ("Sub-Advisers") recommended by the Trust's investment adviser, Quintara Capital Management (the "Adviser"), to manage all or a portion of the investment portfolios of any existing or future series of the Trust (the "Funds"); and

WHEREAS, the Board desires an exemptive order from the SEC to permit the Trust to receive investment management services from Sub-Advisers pursuant to separate written agreements between the Trust, the Adviser and each Sub-Adviser ("Sub-advisory Agreements") that have been approved by the Trust's Board of Trustees but which have not been approved by a vote of a majority of the outstanding voting securities of each relevant investment series of the Trust thereby avoiding the delay and expense of convening special meetings of shareholders to approve separate investment management agreements;

WHEREAS, the Adviser would like to propose Fee Schedule B to the Sub-advisory Agreements to the SEC in its application for an exemptive order;

NOW THEREFORE IT IS

RESOLVED: that the officers of the Trust be, and each of them hereby is, authorized and directed in the name and on behalf of the Trust to execute and cause to be filed with the SEC an application for exemptive relief and any amendments thereto, which application and amendments shall be in such form as the officer or officers executing the same may, with the advice of counsel, approve as necessary or desirable and appropriate, such approval to be conclusively evidenced by his or their execution thereof;

FURTHER RESOLVED, that the proper officers, in consultation with counsel, are authorized to take whatever steps are necessary and appropriate to effectuate such filing of the exemptive application, or any other necessary documents with the appropriate authorities, as are deemed necessary.

IN WITNESS WHEREOF, I have hereunto set my hand on this 13 day of September, 2002

Name: Matthew L Sadler
Title: Secretary

EXHIBIT B-2

AUTHORIZATION OF QUINTARA CAPITAL MANAGEMENT

I, Matthew Sadler, the President and CEO of Quintara Capital Management, do hereby certify that the following resolutions were duly adopted by Quintara Capital Management on January 11, 2002:

RESOLVED, that the officers of Quintara Capital Management are authorized and directed to prepare, execute and file, or to cause to be prepared, executed and filed, with the Securities and Exchange Commission an application or applications pursuant to Sections 206A of the Investment Advisers Act of 1940 (the "Act"), or such other sections thereof or rules thereunder as may be necessary or appropriate, for an order or orders, or amended order or orders, of exemption from the Act, and any amendments to such application or applications as may be necessary or appropriate, in each case to permit a performance fee to be paid by the Quintara Funds to the sub-advisers, calculated in the manner described in Fee Schedule B to the Sub-Advisory Agreements; and

RESOLVED FURTHER, that any officer of Quintara Capital Management is authorized to take such further action, and to make such representations on behalf of Quintara Capital Management, in any matters relating to such application or any amendment thereto as they or any of them may approve as necessary or desirable.

* * * *

IN WITNESS WHEREOF, I have hereunto set my hand on this 13 day of September, 2002.

Name: Matthew L. Sadler
Title: President and CEO

EXHIBIT B-3

AUTHORIZATION OF THIRD AVENUE MANAGEMENT LLC

I, Willard J. Hall of Third Avenue Management LLC do hereby certify that the following resolutions were duly adopted by Third Avenue Management LLC on September 27, 2002:

RESOLVED, that the officers of Third Avenue Management LLC are authorized and directed to prepare, execute and file, or to cause to be prepared, executed and filed, with the Securities and Exchange Commission an application or applications pursuant to Sections 206A of the Investment Advisers Act of 1940 (the "Act"), or such other sections thereof or rules thereunder as may be necessary or appropriate, for an order or orders, or amended order or orders, of exemption from the Act, and any amendments to such application or applications as may be necessary or appropriate, in each case to permit a performance fee to be paid by the Quintara Funds to Third Avenue Management LLC, calculated in the manner described in Fee Schedule B to the Sub-Advisory Agreements; and

RESOLVED FURTHER, that any officer of Third Avenue Management LLC is authorized to take such further action, and to make such representations on behalf of Third Avenue Management LLC, in any matters relating to such application or any amendment thereto as they or any of them may approve as necessary or desirable.

* * * *

IN WITNESS WHEREOF, I have hereunto set my hand on this 30th day of September, 2002.

Name: W. James Hall
Title: General Counsel and Secretary

EXHIBIT B-4

AUTHORIZATION OF HARRIS ASSOCIATES LP

I, JANET L. REALI of Harris Associates LP, do hereby certify that the following resolutions were duly adopted by Harris Associates LP on APRIL 30, 2002:

RESOLVED, that the officers of Harris Associates LP are authorized and directed to prepare, execute and file, or to cause to be prepared, executed and filed, with the Securities and Exchange Commission an application or applications pursuant to Sections 206A of the Investment Advisers Act of 1940 (the "Act"), or such other sections thereof or rules thereunder as may be necessary or appropriate, for an order or orders, or amended order or orders, of exemption from the Act, and any amendments to such application or applications as may be necessary or appropriate, in each case to permit a performance fee to be paid by the Quintara Funds to Harris Associates LP, calculated in the manner described in Fee Schedule B to the Sub-Advisory Agreements; and

RESOLVED FURTHER, that any officer of Harris Associates LP is authorized to take such further action, and to make such representations on behalf of Harris Associates LP, in any matters relating to such application or any amendment thereto as they or any of them may approve as necessary or desirable.

* * * *

IN WITNESS WHEREOF, I have hereunto set my hand on this 13th day of May, 2002.

Janet L Reali

Name: JANET L. REALI

Title: V.P. and GENERAL COUNSEL

EXHIBIT B-5

AUTHORIZATION OF IRONWOOD CAPITAL MANAGEMENT LLC

I, Richard L. Droster of Ironwood Capital Management LLC, do hereby certify that the following resolutions were duly adopted by Ironwood Capital Management LLC on July 17th, 2002:

RESOLVED, that the officers of Ironwood Capital Management LLC are authorized and directed to prepare, execute and file, or to cause to be prepared, executed and filed, with the Securities and Exchange Commission an application or applications pursuant to Sections 206A of the Investment Advisers Act of 1940 (the "Act"), or such other sections thereof or rules thereunder as may be necessary or appropriate, for an order or orders, or amended order or orders, of exemption from the Act, and any amendments to such application or applications as may be necessary or appropriate, in each case to permit a performance fee to be paid by the Quintara Funds to Ironwood Capital Management LLC, calculated in the manner described in Fee Schedule B to the Sub-Advisory Agreements; and

RESOLVED FURTHER, that any officer of Ironwood Capital Management LLC is authorized to take such further action, and to make such representations on behalf of Ironwood Capital Management LLC, in any matters relating to such application or any amendment thereto as they or any of them may approve as necessary or desirable.

* * * *

IN WITNESS WHEREOF, I have hereunto set my hand on this 17th day of July, 2002.

Name: Richard L. Droster
Title: Executive Vice President

KAREN SOO HOO, NOTARY PUBLIC
My Commission Expires March 21, 2008

EXHIBIT C-1

VERIFICATION OF
QUINTARA FUNDS

STATE OF CALIFORNIA)
) SS
COUNTY OF ALAMEDA)

The undersigned being duly sworn, deposes and says that he has duly executed the attached Application for an order of the Securities and Exchange Commission pursuant to Section 206A of the Investment Advisers Act of 1940 for and on behalf of Quintara Funds ("Trust"); that he is the President of the Trust; and that all action by the Trust to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Name: Matthew L. Sadler
Title: President

Subscribed and sworn to before me, a Notary Public, this 13 day of Sept, 2002.

ANN S. KRAYNAK
COMM #1251649
NOTARY PUBLIC-CALIFORNIA
COUNTY OF ALAMEDA
My Comm. Expires Feb 19, 2004

Name: Ann S. Kraynak
My Commission Expires: 2/19/04

EXHIBIT C-2

VERIFICATION OF
QUINTARA CAPITAL MANAGEMENT

STATE OF CALIFORNIA)
) SS
COUNTY OF ALAMEDA)

The undersigned being duly sworn, deposes and says that he has duly executed the attached Application for an order of the Securities and Exchange Commission pursuant to Section 206A of the Investment Advisers Act of 1940 for and on behalf of Quintara Capital Management (the "Adviser"); that he is the President and CEO of the Adviser; and that all action by the Adviser to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Name: Matthew L. Sadler
Title: President and CEO

Subscribed and sworn to before me, a Notary Public, this 13 day of Sept, 2002.

ANN S. KRAYNAK
COMM #1251649
NOTARY PUBLIC-CALIFORNIA
COUNTY OF ALAMEDA
My Comm. Expires Feb 12 2004

Name: Ann S. Kraynak
My Commission Expires: 2/12/04

EXHIBIT C-3

VERIFICATION OF
THIRD AVENUE MANAGEMENT LLC

STATE OF NEW YORK)
) SS
COUNTY OF New York)

The undersigned being duly sworn, deposes and says that he has duly executed the attached Application for an order of the Securities and Exchange Commission pursuant to Section 206A of the Investment Advisers Act of 1940 for and on behalf of Third Avenue Management LLC (the "Adviser"); that he is the President of the Adviser; and that all action by the Adviser to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Name: David M. Barse
Title: President

Subscribed and sworn to before me, a Notary Public, this 30th day of September, 2002.

Name: Brian A. Jarmain
My Commission Expires: 5/22/03

BRIAN A. JARMAIN
NOTARY PUBLIC, State of New York
No. 01JA5044011
Qualified in New York County
Commission Expires May 22, 2003

EXHIBIT C-4

VERIFICATION OF
HARRIS ASSOCIATES LP

STATE OF Illinois)
) SS
COUNTY OF Cook)

The undersigned being duly sworn, deposes and says that he/she has duly executed the attached Application for an order of the Securities and Exchange Commission pursuant to Section 206A of the Investment Advisers Act of 1940 for and on behalf of Harris Associates LP (the "Adviser"); that he/she is the V.P. & Gen. Counsel of the Adviser; and that all action by the Adviser to authorize deponent to execute and file such instrument has been taken. Deponent further says that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

Janet L. Reali
Name: JANET L. REALI
Title: V.P. and GENERAL COUNSEL

Subscribed and sworn to before me, a Notary Public, this 13th day of May, 2002.

Sarah E Grimm
Name:
My Commission Expires: 3-26-05

OFFICIAL SEAL
SARAH E. GRIMM
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2005

EXHIBIT C-5

VERIFICATION OF
IRONWOOD CAPITAL MANAGEMENT LLC

STATE OF MA)
) SS
COUNTY OF Suffolk)

The undersigned being duly sworn, deposes and says that he/she has duly executed the attached Application for an order of the Securities and Exchange Commission pursuant to Section 206A of the Investment Advisers Act of 1940 for and on behalf of Ironwood Capital Management LLC (the "Adviser"); that he is the Executive Vice President of the Adviser; and that all action by the Adviser to authorize deponent to execute and file such instrument has been taken. Deponent further says that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

Name: Richard L. Droster
Title: Executive Vice President

Subscribed and sworn to before me, a Notary Public, this 17th day of July, 2002.

Name:
My Commission Expires: KAREN SOO HOO, NOTARY PUBLIC
My Commission Expires March 21, 2003

EXHIBIT D

NOTICE OF APPLICATION
SECURITIES AND EXCHANGE COMMISSION

[Release No. IA - ; _________]

Quintara Funds, et. al.; Notice of Application ____________ ____, _____

Agency: Securities and Exchange Commission (the "SEC").

Action: Notice of Application for Exemption under the Investment Advisers Act of 1940 (the "Advisers Act").

Applicants: Quintara Funds (the "Trust"); Quintara Capital Management (the "Adviser"); Third Avenue Management LLC, Harris Associates LP, Ironwood Capital Management LLC and any future sub-advisers to the Trust (collectively, the "Sub-Advisers").

Relevant Act Sections: Order requested under section 206A of the Advisers Act from section 205 of the Advisers Act.

Summary: Applicants request an order permitting the Trust to pay a performance fee based on the performance of that portion of a Trust portfolio managed by a Sub-Adviser ("Sub-Adviser Portfolio").

Filing Date: The Application was filed on October ___, 2002.

Hearing or Notification of Hearing: An order granting the application will be issued unless the SEC orders a hearing. Interested persons may request a hearing by writing to the SEC's Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on ______________, 2002 and should be accompanied by proof of services on Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the SEC's Secretary.

Addresses: Secretary, SEC, 450 Fifth Street, N.W., Washington, D.C. 20549; Quintara Funds, Quintara Capital Management, 157 Hagar Avenue, Piedmont, California 94611; Third Avenue Management LLC, 767 Third Avenue, 5th Floor, New York, New York 10017-2023; Harris Associates LP, Two North LaSalle Street, Suite 500, Chicago, Illinois 60602-3790; and Ironwood Capital Management LLC, 21 Custom House Street, Suite 240, Boston, Massachusetts, 02110.

For Further Information Contact: __________________, [Title] at (202) 942-_____ (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application is available for a fee from the SEC's Public Reference Branch.

Applicants' Representations:

1. Quintara Funds is a Delaware trust and an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The Trust is a series company. Only one series of the Trust, the Quintara Small Cap Value Fund, has commenced operations.

2. Quintara Capital Management is a California corporation and an investment adviser registered under the Advisers Act. The Adviser has been retained to act as investment adviser to the Trust pursuant to an investment advisory agreement dated as of January 31, 2002, which permits the Adviser, subject to the supervision and direction of the Trust's Board of Trustees, to delegate certain of its duties under the advisory agreement to other investment sub-advisers.

3. Third Avenue Management LLC is a Delaware limited liability company and an investment adviser registered under the Advisers Act. Harris Associates LP is a Delaware limited partnership and an investment adviser registered under the Advisers Act. Ironwood Capital Management LLC is a Massachusetts limited liability company and an investment adviser registered under the Advisers Act. The Sub-Advisers are not affiliated with the Adviser or the Trust, except to the extent that such affiliation may exist by reason of a Sub-Adviser serving as an investment adviser to the Fund.

4. The investment objective of the Fund is long-term capital appreciation. Under normal market conditions, the Fund seeks to meet its objective by investing primarily in equity securities selected according to a value style investment strategy.

5. The Adviser believes that it is possible to enhance shareholder value by using one or more sub-advisory firms, rather than a single firm, to manage various portions of the assets of the Fund. This "multi-manager approach" is designed to reduce the management risk inherent in individual security selection and to offer Fund shareholders access to the expertise of more than one manager by combining the skills of sub-advisers with complementary investment approaches. The Adviser recommended the Sub-Advisers to the Trust's Board and intends to recommend any future sub-advisers based upon the Adviser's evaluation of a sub-adviser's expertise and performance in managing the appropriate asset class. In addition, the Fund is designed to allow a Sub-Adviser to manage a portfolio with fewer securities than typically are held in many traditional mutual funds. This strategy allows the Sub-Advisers to place greater emphasis on those securities in which they have the most confidence. The investment styles and disciplines of the Sub-Advisers are intended to complement one another. In constructing and overseeing the entire portfolio of the Fund, the Adviser provides investment guidelines to a Sub-Adviser for a specific portion of a Fund's assets, which may be more restrictive than the investment guidelines of the Fund itself. The Adviser monitors the Sub-Advisers for adherence to the Fund's specific investment strategies and goals.

6. In managing its portion of the Fund, each Sub-Adviser acts for all practical purposes as though each were advising a separate investment company. For example, percentage limitations on investments are applied to each Portfolio without regard to the investments in other Portfolios. In addition, when a Sub-Adviser receives information about securities positions from the Trust or its custodian, it generally receives only information about the portion of the Fund assigned to it, and not about positions held in the Fund as a whole. Finally, each Sub-Adviser generally is responsible for preparing reports to the Trust and the Board only with respect to its discrete portion of the Fund.

7. The Sub-Advisory Agreements between the Trust, the Adviser and each Sub-Adviser include an "interim fee schedule" under which each Sub-Adviser is entitled to receive an annual management fee, calculated daily and payable monthly, equal to the "Base Advisory Fee" below. The Base Advisory Fee varies depending on the asset level of the Sub-Adviser Portfolio as follows:

Portfolio Total Assets	Base Advisory Fee
First $30 Million in Assets	1.075%
Next $120 Million in Assets	0.925%
Assets above $150 Million	0.875%

8. This Base Advisory Fee is increased or decreased monthly (the "Monthly Sub-Advisory Fee Adjustment") depending on the investment performance of the Portfolio relative to the investment performance of the Russell 2000 Value Index. The Monthly Sub-Advisory Fee Adjustment depends on the percentage amount by which a Portfolio's performance exceeds or trails that of the Index (the "Sub-Adviser Performance Differential"). For the purposes of calculating the Sub-Adviser Performance Differential, both the Portfolio's performance and the performance of the Index are measured over the immediately preceding 36 calendar months or the life of a Fund, whichever is shorter (the "Measurement Period"). The Monthly Sub-Advisory Fee Adjustment for each Portfolio is based on the following schedule:

Sub-Adviser Performance Differential*	Monthly Sub-Advisory Fee Adjustment	Total Annual Fee
1.0% or greater during the Measurement Period	0.075%	1.150%
Greater than -1.0% but less than 1.0% during the Measurement Period	0.000%	1.075%
-1.0% or greater during the Measurement Period	-0.075%	1.000%

*Performance figures are annualized for the Portfolio and the Index.

9. The Sub-Advisory Agreements also include Fee Schedule B, which, subject to receipt of the order requested in this Application, would replace the interim fee schedule. Under Fee Schedule B, each Sub-Adviser is entitled to receive an annual management fee, calculated daily and payable monthly, equal to the "Base Advisory Fee" below. The Base Advisory Fee varies depending on the asset level of the Portfolio as follows:

Portfolio Total Assets	Base Advisory Fee
First $30 million	1.00%
Next $120 million	0.85%
Above $150 million	0.80%

10. In addition, an eligible Sub-Adviser may receive its earned portion of the Sub-Advisory ICP, if any. On a monthly basis, an additional 0.15% of the Portfolio will be contributed to an escrow account or pool that grows each month until the end of that fiscal year. At the end of each fiscal year, a Sub-Adviser is eligible for a portion of the ICP provided it is managing Fund assets at the end of the year and the investment performance of its Portfolio, net of expenses, exceeded the investment performance of the Russell 2000 Value Index. Both the Portfolio's performance and the performance of the Index are measured over the immediately preceding 36 calendar months or the life of a Fund, whichever is shorter (the "Measurement Period"). The Adviser pays ICP awards to eligible Sub-Advisers as follows:

Sub-Adviser	Percent of Incentive Compensation Pool
Sub-Adviser to the Portfolio that outperforms the Index by the highest percentage	60.0%
Sub-Adviser to the Portfolio that outperforms the Index by the second highest percentage	30.0%
Sub-Adviser to the Portfolio that outperforms the Index by the third highest percentage	10.0%

If any portion of the ICP is not paid, such monies are retained in an escrow account and used to offset contributions to the ICP in the following year. For example, if 90% of the ICP is paid to Sub-Advisers in Year 1, 10% of the ICP (as a dollar amount) will remain in the account and be available for Year 2. Year 2 contributions will be equal to 0.15% of the Fund's net assets minus the proportionate dollar amount carried over from Year 1.

11. Applicants respectfully request an exemption from Section 205 of the Advisers Act to the extent necessary to permit the payment of a fee from a Sub-Advisory ICP. Further, the Trust and the Adviser respectfully request an exemption from Section 205 of the Advisers Act for the payment of a fee from a Sub-Advisory ICP to any future sub-advisers to the Trust. Specifically, they request an exemption in those instances where (i) the sub-advisory fee is negotiated between the sub-adviser and the Trust or the Adviser; (ii) neither the sub-adviser nor any of its affiliates sponsored or organized the Trust; (iii) neither the sub-adviser nor any of its affiliates serves as a distributor or principal underwriter of the Trust; (iv) no member of the Board of Trustees of the Trust is affiliated with the sub-adviser nor any of its affiliates; (v) no officer, director, or employee of the sub-adviser, nor of its affiliates, serves as an executive officer or director of the Trust; (vi) neither the sub-adviser nor any of its affiliates owns any shares issued by the Trust; and (vii) neither the sub-adviser nor any of its affiliates is an affiliated person of the Adviser or of any person who consults with or provides advice with respect to the Trust's advisory relationships (except to the extent that the sub-adviser is affiliated with another adviser to the Trust by virtue of the fact that the sub-adviser serves as an adviser to the Trust). The Applicants also respectfully request an exemption from Section 205 of the Advisers Act for the payment of a fee from a Sub-Advisory ICP on behalf of any future series of the Trust. Applicants respectfully submit that granting the exemption would be consistent with the standards for exemption found in Section 206A of the Advisers Act and that the exemption would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Advisers Act.

Applicants' Legal Analysis:

1. Section 205(a)(1) of the Advisers Act generally prohibits an investment adviser such as the Sub-Advisers from entering into any investment advisory agreement that provides for compensation to the adviser on the basis of a share of capital gains upon or capital appreciation of a client's account. Section 205(b)(2) of the Advisers Act provides an exception to this prohibition, permitting an adviser to a registered investment company to receive a performance-based fulcrum fee. In Release No. 7113 (April 6, 1972) (the "Release"), the Commission identified certain factors which must be considered in connection with investment company incentive fee arrangements. The Release also set forth the Commission's evaluation of performance fee arrangements in view of the requirements of Section 205 of the Advisers Act and the fiduciary standards of the 1940 Act. The Commission cited certain features of performance fee arrangements which create bias against investment companies, such as the selection of an inappropriate index, significant fee adjustments based on random or insignificant performance differences and incentive fees that did not decrease for poor performance. For the reasons set forth below, the proposed incentive fee arrangement will address the concerns raised by the Commission in the Release. Accordingly, it is appropriate that the Commission grant the Applicants' request for exemptive relief.

2. Applicants respectfully submit that the proposed ICP, like a performance-based fulcrum fee, will contain sufficient safeguards to protect the Trust from bias and to conform to the fiduciary standards of the 1940 Act. Both the ICP and a fulcrum fee measure performance relative to an index. According to Commission staff, "one purpose of comparing an adviser's performance

with that of an appropriate index is to ensure that performance fees are paid only to reward expertise in managing a portfolio, not to reward an adviser for merely doing business in an "up" market." *James, John W.* (SEC no action letter dated Dec. 26, 1984). In this case, the adviser's performance will be compared to an index as well as to the performance of its peers, which will provide additional assurance that the fees are paid to reward expertise in managing a portfolio. Further, performance will be measured against an index appropriate to the investment strategy of the Fund.

3. Both the ICP and a fulcrum fee provide incentives for an adviser to manage a portfolio to the best of its ability and in the interest of shareholders. An adviser subject to a fulcrum fee would work hard to attain the next performance increment and avoid the level below. An adviser subject to the ICP would similarly work hard to attain the next performance increment, whether that level is exceeding the Russell 2000 Value Index to qualify for any incentive or surpassing the performance of the next higher peer. Likewise, each Sub-Adviser would seek to avoid dropping below the relevant index or peer group. Moreover, the ICP goes beyond the incentives provided by fulcrum fees because it creates an incentive for a Sub-Adviser that has managed a Portfolio well and exceeded the index to continue to focus on investing on behalf of shareholders. In other words, an adviser cannot "rest on its laurels" once it has distanced itself from the index. Instead, the adviser needs to continue to work hard to out-perform its peers. There will be a friendly competition among the Sub-Advisers to perform their best for the shareholders even after they have outperformed the index.

4. Applicants recognize that Section 205 of the Advisers Act prohibits most performance fees because, among other reasons, the Commission was concerned that incentive fee arrangements encourage advisers to take undue risk at the expense of investment company shareholders. Applicants respectfully submit that the proposed fee structure is designed to discourage Sub-Advisers from taking excessive risks. The Sub-Adviser Portfolio performance is measured over a three-year period to encourage Sub-Advisers to share a shareholder's long-term perspective on the Fund. If an adviser makes an aggressive decision, that decision would have an impact on incentive compensation for each of three years. Therefore, "undue" risk would not be in the adviser's own self-interests. If the adviser made a risky decision that was not successful, the adviser's performance would suffer for each of the three years and reduce the adviser's likelihood to collect any incentive compensation. Additional efforts to discourage excessive risk-taking include the limitations in the Investment Management Guidelines for Sub-Advisers included in each Subadvisory Agreement, which limit Sub-Advisers to 12 to 18 stocks and limit single holdings to 30% of the Portfolio at the time of purchase.

5. Applicants further submit that the ICP fee structure will properly compensate and incentivise the Sub-Advisers. Each Sub-Adviser is paid a base advisory fee for its work in selecting stocks and monitoring the performance of the stocks and alternative investments. Applicants believe this is appropriate given the effort involved in managing a Portfolio. It may also help discourage excessive risk-taking. An adviser may be more likely to take greater risks if it is faced with the prospect of not getting paid at all for its work in managing a portfolio.

6. Moreover, Applicants submit that the strict application of Section 205 is not necessary for the protection of investors under the circumstances presented. In the present instance, the Sub-Advisers have little, or no, influence over the overall management of the Trust or the Fund beyond the stock selection process. Their services are limited to investment selection, placement

of transactions for execution and certain compliance functions directly related to such services. Management functions of the Trust and the Fund reside in the Trust's Board of Trustees, and, to a lesser extent, in the Adviser.

7. Specifically, the following representations are true for each Sub-Adviser:

(i) neither the Sub-Adviser nor any of its affiliates sponsored or organized the Trust or serves as a distributor or principal underwriter of the Trust;

(ii) no member of the Board of Trustees of the Trust will be affiliated with the Sub-Adviser nor any of its affiliates;

(iii) no officer, director, or employee of the Sub-Adviser, nor of its affiliates, serves as an executive officer or director of the Trust;

(iv) neither the Sub-Adviser nor any of its affiliates owns any shares issued by the Trust; and

(v) neither the Sub-Adviser nor any of its affiliates is an affiliated person of the Adviser or of any person who consults or provides advice with respect to the Trust's advisory relationships (except to the extent that such affiliation may exist by reason of the Sub-Adviser serving as an investment adviser to the Trust).

8. The Release emphasized that performance fee arrangements be fair, that incentive fees appropriately decrease for poor performance and that fee adjustments are not based on random or insignificant differences in performance relative to an index. In this case, the Trust was on equal footing with the Sub-Advisers and the incentive fee was negotiated at arm's length between the parties. Moreover, as previously noted, the incentive fee requires the performance of a Sub-Adviser Portfolio to exceed the relevant index and perform well compared to the other Sub-Adviser Portfolios. The percentages of the ICP paid to each Sub-Adviser will be based on meaningful differences in performance because only the top-performing Sub-Adviser will receive the highest award. The Sub-Adviser with the next best record will receive the next highest award, and so forth. Finally, Sub-Advisers will not be rewarded for poor performance because if they do not outperform the index, the ICP will not be paid but instead will be used to offset contributions in the following year.

9. For the above reasons, Applicants respectfully request exemptive relief from Section 205 of the Advisers Act to permit the incentive fee and submit that the exemption would be appropriate, in the public interest and consistent with the protection of investors.

Applicants' Conditions:

The Trust and the Adviser agree that to the extent they rely on the requested order with respect to sub-advisory arrangements with other sub-advisers, those arrangements will meet the following requirements:

(i) the sub-advisory fee will be negotiated between the sub-adviser and the Trust or the Adviser;

(ii) neither the sub-adviser nor any of its affiliates sponsored or organized the Trust;

(iii) neither the sub-adviser nor any of its affiliates will serve as a distributor or principal underwriter of the Trust;

(iv) no member of the Board of Trustees of the Trust will be affiliated with the sub-adviser nor any of its affiliates;

(v) no officer, director, or employee of the sub-adviser, nor of its affiliates, serves as an executive officer or director of the Trust;

(vi) neither the sub-adviser nor any of its affiliates will own any shares issued by the Trust; and

(vii) neither the sub-adviser nor any of its affiliates will be an affiliated person of the Adviser or of any person who consults or provides advice with respect to the Trust's advisory relationships (except to the extent that such affiliation may exist by reason of the sub-adviser serving as an investment adviser to the Trust).

For the SEC, by the Division of Investment Management, under delegated authority.

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Secretary

MW643913_2.DOC